UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avant-Garde Trading Securtites

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 W Monroe, Suite 845
_____
(No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
_____
(Name – if individual, state last, first, middle name)

125 E Lake Street, Suite 303   Bloomingdale   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, David Gompert _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avant-Garde Trading Securtites _____, as of ___Feb 26th_____, 20 21 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ERIKA LEON
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 27, 2022

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avant Garde Trading Securities

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

December 31, 2020

Avant Garde Trading Securities

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avant-Garde Trading Securities as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avant-Garde Trading Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avant-Garde Trading Securities' management. Our responsibility is to express an opinion on Avant-Garde Trading Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avant-Garde Trading Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avant-Garde Trading Securities' financial statements. The supplemental information is the responsibility of Avant-Garde Trading Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avant-Garde Trading Securities auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

1

Avant Garde Trading Securities

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets

Cash and cash equivalents	$	31,262
Receivable from Broker Dealer (includes $50,000 clearing deposit)		50,000
Total assets	$	81,262

Liabilities and members' equity

Liabilities		
Accounts Payable	$	6,099
Total liabilities	$	6,099
Members' equity		
Members' equity		75,163
Total members' equity		75,163
Total liabilities and members' equity	$	81,262

Avant Garde Trading Securities

STATEMENT OF OPERATIONS

For the period January 1, 2020 to December 31, 2020

Revenue	
Other income	38
Total revenue	38
Expenses	
Professional and consulting fees	49,186
Regulatory fees and expenses	6,035
Execution & quote data expenses	60,057
Advertising & Promotional	1,000
Other operating expenses	19,145
Total expenses	135,423
Income (loss) before interest and income taxes	(135,385)
Interest income	-
Income tax provision	-
Net Income (Loss)	$ (135,385)

Avant Garde Trading Securities

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period January 1, 2020 to December 31, 2020

	Members' Equity
Members' equity, January 1, 2020	125,548
Member contributions	85,000
Member withdrawals	-
Net income (Loss)	(135,385)
Members' equity, end of period	75,163

Avant Garde Trading Securities

STATEMENT OF CASH FLOWS

For the period January 1, 2020 to December 31, 2020

Cash flows from operating activities		
Net Income (Loss)	$	(135,385)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivable from Broker Dealer (includes $50,000 clearing deposit)		(50,000)
Accounts Payable		(10,877)
Net cash used by operating activities		(196,262)
Cash flows from financing activities		
Capital contributions		85,000
Net cash provided (used) by financing activities		85,000
Net change in cash and cash equivalents		(111,262)
Cash and cash equivalents, January 1, 2020		142,524
Cash and cash equivalents, end of period	$	31,262
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Avant Garde Trading Securities. (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Prosperum Financial Holdings, LLC (the "Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. As of this report date, the Company has not engaged in securities trading or brokerage activity. The Company, as a broker-dealer, will engage in various securities trading and brokerage activities and will not carry margin accounts, will promptly transmit all customer funds and deliver all securities received in connection with the Company's activities as a broker-dealer, and will not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities will be provided through the Company's fully disclosed clearing agreement with APEX Clearing Corporation ("APEX").

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Income Taxes

The Company does not record a provision for income taxes because the member reports their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Clearing Deposit

The Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. This Deposit at APEX is in the amount of $50,000. Upon submitting the first trade to APEX for execution and clearance ("Live Date") the required deposit will increase to $125,000. Six months from the "Live Date" required deposit shall be $250,000 and 12 months from "Live Date" required deposit shall be $500,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2020, or to revenue for the period from January 1, 2020 through December 31, 2020, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months than 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $75,163, which was $25,163 in excess of its required net capital of $50,000.

3. Commitments

On December 31, 2019, the Company entered into a Customer Services Agreement with dxFeed. On December 31, 2020, the future minimum commitment as listed as follows:

Year

2021 $ 6,600
Total $ 6,600

4. Management Capital Plan

For the fiscal year ended December 31, 2020, the Company had a net loss of $135,385. During the same fiscal period, the Parent Company contributed $85,000. As the Company continues in its startup phase, the Company has not begun to engage in securities trading or brokerage activity. The Parent Company is committed to funding

7

Avant Garde Trading Securities
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

the Company until completion of the startup phase and sufficient revenue can be generated to offset operating expenses.

5. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Avant Garde Trading Securities

SUPPLEMENTAL INFORMATION

December 31, 2020

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	75,163
Less: Non allowable assets		-
Net capital		75,163
Haircut on securities		-
Adjusted net capital		75,163
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $6,099 or $50,000 whichever is greater		50,000
Excess net capital	$	25,163

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2020	$	75,163
No adjustments		-
Net capital per above computation	$	75,163

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2020.

Avant Garde Trading Securities

SUPPLEMENTAL INFORMATION

December 31, 2020

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630 351 8742
Mike@cgcpa.com | www.cgcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avant-Garde Trading Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avant-Garde Trading Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Avant-Garde Trading Securities stated that Avant-Garde Trading Securities met the identified exemption provisions throughout the year ending December 31, 2020 without exception. Avant-Garde Trading Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avant-Garde Trading Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

14



avant-garde trading securities

February 8, 2021

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020

Dear Sir/Madame:

For fiscal year ending December 31, 2020, Avant-Garde Trading Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Avant-Garde Trading Securities, LLC has met the exemption provided above throughout the year ended December 31, 2020 without exception.

Sincerely,

David J. Gompert
CEO, Avant-Garde Trading Securities, LLC
CRD# 292119